UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

[X]   Form C: Offering Statement
[ ]   Form C-U: Progress Update
[ ]   Form C/A: Amendment to Offering Statement
    [ ]   Check box if Amendment is material and investors must reconfirm within five business days.
[ ]   Form C-AR: Annual Report
[ ]   Form C-AR/A: Amendment to Annual Report
[ ]   Form C-TR: Termination of Reporting

Name of Issuer:

SPARTAN BITCOIN MINING

Legal Status of Issuer:

Form:

CORPORATION

Jurisdiction of Incorporation/Organization:

WYOMING

Date of Organization:

SEPTEMBER 9, 2022

Physical Address of Issuer:

1309 COFFEEN AVENUE, STE 6386, SHERIDAN WY 82801

Website of Issuer:

www.spartanbitcoinmining.com

Is there a co-issuer?   [ ] Yes   [X] No

Name of intermediary through which the offering will be conducted:

Mundial Financial Group, LLC

CIK number of intermediary:

0001455325

SEC file number of intermediary:

8-68154

CRD number, if applicable, of intermediary:

149531

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Issuer will pay the Intermediary a fee of four percent (4%) of the amount raised through the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold through the offering.

Type of Security Offered:

Common Shares

Target number of securities to be offered:

10,000

Price (or method for determining price):

$1.00 per Share

Target offering amount:

$10,000

Minimum Investment Amount:

$300

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other – provide a description:

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of securities to be offered:

5,000,000

Deadline to reach the target offering amount:

April 4, 2024

Disbursement from Escrow After Reaching the Target Offering Amount: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees:

4

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SPARTAN BITCOIN MINING

By

_____
(Signature)

Greg Tucker
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Greg Tucker
Chief Executive Officer

_____3·10-23_____
(Date)

TABLE OF CONTENTS

FORM C OFFERING MEMORANDUM   7
BUSINESS AND ANTICIPATED BUSINESS PLAN   13
RISK FACTORS   16
OWNERSHIP AND CAPITAL STRUCTURE   25
USE OF PROCEEDS   34
EXHIBIT A: FINANCIALS   36
EXHIBIT B: SUBSCRIPTION PROCESS   51
EXHIBIT C: BYLAWS   58
EXHIBIT D: ARTICLES OF INCORPORATION   62
EXHIBIT E: FORWARD BUSINESS PLAN   66

April 5, 2023

SPARTAN BITCOIN MINING

FORM C
Up to $5,000,000 Shares of Common Stock
$1.00 per Share



Spartan Bitcoin Mining ("SBM," "Spartan Bitcoin", the "Company," "we," "us," or "our"), is offering a minimum amount of $10,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Common Stock, 5,000,000 Shares at $1.00 per Share, par value $0.0001 per Share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by April 4, 2024 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Mundial Financial Group, LLC (the "Intermediary"). All committed funds will be held in escrow with Royalton (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Shares of Common Stock, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Escrow Agent and will reflect each Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend- ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FORM C - OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal Shareholders may be liable to investors based on that information.

THE COMPANY

1.   Name of issuer: SPARTAN BITCOIN MINING

ELIGIBILITY

2.   **Spartan Bitcoin Mining** certifies that all of the following statements are true:

•   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

•   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

•   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

•   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

•   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

•   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

•   The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: investinspartanmining.com

The issuer must continue to comply with the ongoing reporting requirements until:
(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Greg Tucker	President/Chief Executive Officer, Spartan Bitcoin Mining	Sales and Marketing, Press Releases, Articles and Social Media Post Co-Manage daily operations	September 9, 2022 - Present
	Managing Consultant	Sales and Marketing, Business Consultant, Training Instructor	June 2005-Present
Buffy Tucker	Chief Administrative Officer, Spartan Bitcoin Mining	Manage the daily Operations, including all administrative and business compliance	September 9, 2022 - Present
	Founder and Business Operations, Encore Medical Staffing	Founded and Managed a medical staffing start-up. Managed all daily business operations to ensure success and profit	January 2012-June 2016

BIOGRAPHICAL INFORMATION



Greg Tucker, Chief Executive Officer & Founder

Greg's experience includes multiple leadership roles throughout his career. He spent 16 years in the food service industry and held multiple roles that align with the operational requirements of Spartan Bitcoin Mining including Chief Training Instructor for 88 New Restaurant Openings, Operations Coordinator for 70+ units and Communications Director for 550 restaurants before leaving to start his own business. Over the following decade, Greg built a medical equipment business providing oxygen, ventilators, enteral tube feeding, etc. and eventually took that business public. Greg served as President and CEO of a publicly traded company for four years before moving into marketing and advertising advisory roles for multiple businesses. He has spent the past five years immersed in the cryptocurrency market(s).



Buffy Tucker, Chief Accounting Officer & Founder

Buffy is a former paralegal from upstate South Carolina. She worked as a paralegal before starting her family. After a stint as a stay-at-home mom, Buffy opened her own Nurse Staffing Agency with two partners and operated that business successfully for many years before selling the operation. From there, Buffy spent several years assisting multiple business operators as an administrator. Her strengths are most definitely admin related and her skillsets as a detail-oriented administrator will ensure that all aspects of Spartan Bitcoin Mining are accounted for timely and accurately.



BUSINESS AND ANTICIPATED BUSINESS PLAN

The Company's main business is Bitcoin Mining. The Company earns revenues from Bitcoin Mining by providing transaction verification services within the digital currency network of Bitcoin. The Company satisfies its performance obligation at the point in time that the Company is awarded a unit of Bitcoin through its participation in the Bitcoin's network and network participants benefit from the Company's verification service. In consideration for these services, the Company receives Bitcoin, which is recorded as revenue using the closing U.S. Dollar price of the Bitcoin on the date of receipt. The Company only mines Bitcoin.

Our Bitcoin Mining Operations

We have secured a vendor to acquire up to 700 units of Antminer S19j Pro. The proceeds from this offering will be used to acquire these units.

3rd Party Hosting: We will be hosting our equipment with 3rd parties in the United States. The 3rd parties charge us approximately $165-$200 per month per unit. The amount depends on the power consumption of each individual unit. We will be executing 3 year agreement with the hosting facilities.

Bitcoin Mining Explained

A Bitcoin is one type of an intangible digital asset that is issued by, and transmitted through, an open source, math-based protocol platform using cryptographic security (the "Bitcoin Network"). The Bitcoin Network is an online, peer-to-peer user network that hosts the public transaction ledger, known as the "blockchain," and the source code that comprises the basis for the cryptography and math-based protocols governing the Bitcoin Network. No single entity owns or operates the Bitcoin Network, the infrastructure of which is collectively maintained by a decentralized user base. Bitcoins can be used to pay for goods and services or can be converted to fiat currencies, such as the U.S. Dollar, at rates determined on Bitcoin exchanges or in individual end-user-to-end-user transactions under a barter system.

Bitcoins are "stored" or reflected on the blockchain. The blockchain records the transaction history of all Bitcoins in existence and, through the transparent reporting of transactions, allows the cryptocurrency network to verify the association of each Bitcoin with the digital wallet that owns them. The network and software programs can interpret the blockchain to determine the exact balance, if any, of any digital wallet listed in the blockchain as having taken part in a transaction on the cryptocurrency network.

Mining is the process by which Bitcoins are created resulting in new blocks being added to the blockchain and new Bitcoins being issued to the miners. Miners engage in a set of prescribed complex mathematical calculations in order to add a block to the blockchain and thereby confirm cryptocurrency transactions included in that block's data. Miners that are successful in adding a block to the blockchain are automatically awarded a fixed number of Bitcoins for their effort. To begin mining, a user can download and run the network mining software, which turns the user's computer into a node on the network that validates blocks.

All Bitcoin transactions are recorded in blocks added to the blockchain. Each block contains the details of some or all of the most recent transactions that are not memorialized in prior blocks, a reference to the most recent prior block, and a record of the award of Bitcoins to the miner who added the new block. Each unique block can only be solved and added to the blockchain by one miner; therefore, all individual miners and mining pools on the cryptocurrency network are engaged in a competitive process and are incentivized to increase their computing power to improve their likelihood of solving for new blocks.

The method for creating new Bitcoins is mathematically controlled in a manner so that the supply of Bitcoins grows at a limited rate pursuant to a pre-set schedule. Mining economics have also been much more pressured by the "Difficulty Rate" – a computation used by miners to determine the amount of computing power required to mine Bitcoin. The Difficulty Rate is directly influenced by the total size of the entire Bitcoin network. The Bitcoin network has grown 12-fold in the past year, resulting in a 12-fold increase in difficulty. Meanwhile, demand from miners also drove up hardware and power prices, the largest costs of production. This deliberately controlled rate of Bitcoin creation means that the number of Bitcoins in existence will never exceed 21 million and that Bitcoins cannot be devalued through excessive production unless the Bitcoin Network's source code (and the underlying protocol for Bitcoin issuance) is altered.

Mining pools have developed in which multiple miners act cohesively and combine their processing power to solve blocks. When a pool solves a new block, the participating mining pool members split the resulting reward based on the processing power they each contributed to solve for such block. The mining pool operator provides a service that coordinates the workers. Fees are paid to the mining pool operator to cover the costs of maintaining the pool. The pool uses software that coordinates the pool members' hashing power, identifies new block rewards, records how much work all the participants are doing, and assigns block rewards in-proportion to the participants' efforts. While pool fees are not paid directly, pool fees (approximately 2% to 5%) are deducted from amounts we may otherwise earn. Participation in such pools is anticipated to be essential for our mining business.

Bonus Share Program

Certain Investors will be eligible to receive additional Shares of Common Stock ("Bonus Shares") depending upon the time of investment by such Investors. The number of Bonus Shares issued is equal to the bonus percentage (described below) multiplied by the investment amount.

The Company will not absorb the cost of the issuance of the Bonus Shares. To the extent any are issued, it will not reduce the Proceeds that the Company receives; however, the effective cost per Share for Investors receiving Bonus Shares will be reduced in accordance with the table below. The Company will issue the Bonus Shares from its authorized Shares.

The issuance of these Bonus Shares will have a maximum potential dilutive effect of 100% consisting of Bonus Shares issued pursuant to time of investment for a maximum of 100% (5,000,000 Bonus

Shares) - meaning the Company is Offering a total of up to 10,000,000 Shares through this Offering through April 4, 2024. Bonus Shares are dependent upon the date the Offering is officially active for investments ("Live Date").

Bonus Shares issued pursuant to time of investment:

The following table describes the ratio of Bonus Shares due to an Investor based on the time of investment:

Day of Investment	Bonus Amount	Effective Price Per Share
0-10	100%	$.50
11-19	70%	$.59
20-29	40%	$.71
30-39	30%	$.77
40-49	20%	$.83
50-59	10%	$.91

For example:
If an Investor invests $1,000 within 10 days of the Live Date, that Investor will receive 2,000 Shares – which is equal to $1,000 Investment amount or 1,000 Shares plus 100% bonus or 1,000 Shares.

If an Investor invests $1,000 within 11-19 days after the Live Date, that Investor will receive 1,700 Shares – which is equal to $1,000 Investment amount or 1,000 Shares plus 70% bonus or 700 Shares.

If an Investor invests $1,000 within 20-29 days after the Live Date, that Investor will receive 1,400 Shares – which is equal to $1,000 Investment amount or 1,000 Shares plus 40% bonus or 400 Shares.

If an Investor invests $1,000 within 30-39 days after the Live Date, that Investor will receive 1,300 Shares – which is equal to $1,000 Investment amount or 1,000 Shares plus 30% bonus or 300 Shares.

If an Investor invests $1,000 within 40-49 days after the Live Date, that Investor will receive 1,200 Shares – which is equal to $1,000 Investment amount or 1,000 Shares plus 20% bonus or 200 Shares.

If an Investor invests $1,000 within 50-59 days after the Live Date, that Investor will receive 1,100 Shares – which is equal to $1,000 Investment amount or 1,000 Shares plus 10% bonus or 100 Shares.

RISK FACTORS

An investment in our Shares involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

RISKS RELATED TO THE COMPANY'S BUSINESS AND INDUSTRY

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious

software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

INDUSTRY-RELATED RISKS

The Company's profitability will depend significantly on cryptocurrency prices.
The Company's business model is largely dependent upon sustained valuations of the cryptocurrencies expected to be mined in connection with the Project. Significant and sustained reductions in the trading prices of cryptocurrencies mined as a part of the Company's operations could significantly reduce or eliminate the Company's ability to generate operating profits and make distributions in respect of the Units. In addition to normal market activity, the value cryptocurrencies that we mine or otherwise hold could be negatively impacted by malicious attacks, exploits or bugs that hinder the functionality or desirability of such protocols.

The Company may be subject to significant regulatory hurdles.
The regulatory landscape for companies operating in the cryptocurrency space is rapidly evolving, and there remains significant risk that state or federal legislation could be adopted that would limit the profitability of the Company's operations or even prevent such operations altogether. Additionally, the Project may be subject to a variety of state and local regulations and restrictions around its operation, particularly with respect to energy requirements. If the Project is unable to obtain required permits or to contract for the requisite electricity usage, it could significantly and negatively impact the Company's ability to generate profits.

Cryptocurrency Mining-Related Risks.
Spartan Bitcoin's future success will depend in large part upon the value of bitcoin; the value of bitcoin and other cryptocurrencies may be subject to pricing risk and has historically been subject to wide swings.

There is a possibility of cryptocurrency mining algorithms transitioning to proof of stake validation and other mining related risks, which could make Spartan Bitcoin less competitive and ultimately adversely affect the business and the value of the Company.

To the extent that the profit margins of bitcoin mining operations are not high, operators of bitcoin mining operations are more likely to immediately sell bitcoins earned by mining in the market, resulting in a reduction in the price of bitcoins that could adversely impact the Company, and similar actions could affect other cryptocurrencies.

If a malicious actor or botnet obtains control of more than 50% of the processing power on a cryptocurrency network, such actor or botnet could manipulate blockchains to adversely affect the Company, which would adversely affect an investment in Spartan Bitcoin or its ability to operate.

Cryptocurrency inventory, including that maintained by or for Spartan Bitcoin, may be exposed to cybersecurity threats and hacks.

The Company is subject to risks associated with Spartan Bitcoin's need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as Spartan Bitcoin.

If the award of coins for solving blocks and transaction fees are not sufficiently high, the Company may not have an adequate incentive to continue mining and may cease mining operations, which will likely lead to the Company's failure to achieve profitability.

Spartan Bitcoin's dependence on third-party software and/or personnel may leave it vulnerable to price fluctuations and rapidly changing technology.

The Company's profitability could be negatively impacted by our inability to benefit from protocol forks.

Depending on the specifics of a given protocol and various technical factors related to mining operations, we may not be able to realize the benefit of certain events (known as "forks") in which a significant percentage of the mining operations with respect to a particular cryptocurrency protocol elect to adopt a new version of the protocol software. In most cases we will be forced to choose whether to adopt the updated protocol software or to continue mining on the old protocol, and there will be no way of knowing which option will ultimately provide a better outcome for our mining operations.

The Company may be subject to significant regulatory hurdles.

The regulatory landscape for companies operating in the cryptocurrency space is rapidly evolving, and there remains significant risk that state or federal legislation could be adopted that would limit the profitability of the Company's operations or even prevent such operations altogether. Additionally, the Project may be subject to a variety of state and local regulations and restrictions around its operation, particularly with respect to energy requirements. If the Project is unable to obtain required permits or to contract for the requisite electricity usage, it could significantly and negatively impact the Company's ability to generate profits.

Shifts away from proof of work mining could severely hamper our profitability, as could the deflationary economics inherent to many cryptocurrencies.

Many cryptocurrency protocols are in various stages of transitioning to proof of stake validation, which could ultimately significantly reduce, if not eliminate, the need for mining operations of the sort being pursued by the Company. But even if bitcoin and other significant cryptocurrency continue to rely on proof of work mining, a glut of unnecessary computing power available for such operations could negatively affect their profitability. Further, if block rewards and transaction fees do not remain sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which will likely lead to our failure to achieve profitability.

Our dependence on third-party software, technology and/or personnel may leave us vulnerable to price fluctuations and security issues.

In order to remain operational, let alone competitive, the Company will need to rely on a variety of third-party technologies, both for its mining operations and for the storage of any cryptocurrency generated by such operations. Sourcing such technology may prove difficult, and may expose the Company to significant risk of overpayment and fraud. Mining equipment in particular is challenging to obtain in the current market environment, and the Company may be forced to purchase equipment from sellers and brokers about which the Company may not have complete information. If the Company were to pay for equipment that is ultimately delivered late or not at all, or with impaired functionality, the Company will be unlikely to achieve profitability and may not be able to recover any or all of its investment in such equipment.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

RISKS RELATED TO THE OFFERING

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target

Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Bonus Shares have a potentially dilutive effect.
As part of this Offering, the Company may offer Bonus Shares to certain investors (See "Anticipated

Business Plan"). There is the potential that the Company sells the Shares solely through investments subject to the award of Bonus Shares. In the event the Company sells the Shares solely through investments subject to the award of Bonus Shares, the Company could raise gross Proceeds equaling $5,000,000 million or 100% of the Maximum Offering Amount. In the event the Company sells the Shares in amounts less than the total number of Shares offered, the Bonus Shares may still have a dilutive effect to Investors in this Offering.

The Company will not absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will not reduce the Proceeds that the Company receives. The Company will issue the Bonus Shares from its authorized Shares. The issuance of these Bonus Shares will have a maximum potential dilutive effect of 100% of the Shares offered for purchase or 5,000,000 Bonus Shares, meaning the Company is Offering a total of [up to] 10,000,000 Shares through this Offering.

RISKS RELATED TO THE SECURITIES

There is currently no trading market for our securities. An active market in which investors can resell their Shares may not develop.
There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a

rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, two individuals beneficially own 100% of outstanding voting Shares of the Company. These security holders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These security holders may have Shares that are different from yours. For example, these security holders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these security holders could use his or her voting influences to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $550,000 per interest by us was determined solely by the management and the current, estimated valuation of the Company arising from such price per interest in this Offering is $550,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $5,000,000 through the sale of up to 5,000,000 Shares of Common Stock, based on a pre-raise valuation of $550,000, and a post-raise valuation of $5,500,000. This funding will allow for:

The procurement and maintenance of bitcoin mining equipment and general administrative costs.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Greg Tucker	Common	275,000	50%	5%
	Series A Preferred	500,000	50%	45%
Buffy Tucker	Common	275,000	50%	5%
	Series A Preferred	500,000	50%	45%

Classes of Securities of the Company

Spartan Bitcoin Mining ("SBM," "Spartan Bitcoin", the "Company," "we," "us," or "our"), is offering an amount of $10,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of 5,000,000 Shares of Common Stock at $1.00 per Share[1], par value $0.0001 per Share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). The Offering will be terminated no later than April 4, 2024 (the "Offering Deadline"). The Company has 100,000,000 authorized Shares of Common Stock and 100,000,000 authorized Shares of Preferred Stock. As of the date of this Offering, 550,000 Shares of Common Stock and 1,000,000 shares of Series A preferred Stock were issued and outstanding in the Company. 100% of issued Shares prior to the Offering are issued to Greg Tucker and Buffy Tucker.

The Company is offering 5,000,000 Shares of Common Stock at $1.00 per Share, par value $0.0001 per Share (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 5,550,000 Shares of Common Stock issued in the Company with the Common Stock sold through this Offering equaling 90.09% ownership of issued Common Stock in the Company post offering. The Shares sold are Common Stock that have standard voting rights within the Company. The Common Stock and the Series A Preferred Stock shall vote as a single class with respect to all matters submitted to a vote of Shareholders of the Corporation.

---

[1] The Company is offering Bonus Shares as part of the Offering. The amount of Shares issued and the price per Share stated in "Classes of Securities of the Company" is not inclusive of the Bonus Share Program. See "Bonus Share Program."

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company's bylaws can be amended by the Shareholders of the Company, and directors can be added or removed by Shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding Common Stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional Shares, or the sale of debt, convertible debt or assets of the Company.

The issuance of additional Shares of our Common Stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per Share will be reduced because of dilution, and the market price of our Common Stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer Shares of Common Stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our Company or of the assets of our Company may result in an entire loss of your investment. We cannot predict the market value of our Company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences,liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

Outstanding Capital Stock:

The Company currently has 550,000 Shares of Common Stock outstanding, with a par value of $0.0001 per Share and 1 vote per Share. There are no Anti-Dilution Rights and this security may dilute the Share issued pursuant to Regulation CF. Further, the holders of the security own 100% of the Company.

Additionally, the Company has 1,000,000 Shares of Series A Preferred Stock outstanding, with a par value of $0.0001 per Share and 2,500 votes per Share. There are no Anti-Dilution Rights and this security does not limit, dilute or qualify the Share issued pursuant to Regulation CF. Further, the holders of the security own 100% of the Company.

What are the risks to purchasers associated with corporate actions (including additional issuance, related party transactions, conflicts of interest)?

As the holder of a majority of the voting rights in the Company, our majority Shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company,and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority Shareholders may decide to issue additional Shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above,you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

    (1) to the Issuer;
    (2) to an accredited investor;
    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

INDEBTEDNESS

The Company does not have any outstanding debt.

PREVIOUS OFFERINGS OF SECURITIES

Does the issuer have an operating history? ☐ **Yes** ☒ **No**



MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes and together with our audited consolidated financial statements and the related notes. Historical results are not necessarily indicative of future results.

Certain statements and other information set forth in this Memorandum may address or relate to future events and expectations and as such constitute "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as "may", "could", "would", "should", "will", "believes", "expects", "anticipates", "estimates", "intends", "plans" or similar expressions. Forward-looking statements include, but are not limited to, statements about: expectations regarding our future revenue, the timing and release of our games, the implementation of our business model, our ability to enter into further licensing and publishing agreements, proceeds, timing and other expectations regarding the sale of our Shares, our expectations regarding our cash flow, our financial performance, our ability to obtain funding for our operations, our expectations regarding our cost of revenue, operating expenses and capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in this report and in the section entitled "Risk Factors" in this Memorandum. These factors include, among other things: (1) our history of losses; (2) our ability to continue as a going concern; (3) we may not be able to have our content accepted by the marketplace; (4) bitcoin mining is competitive and sensitive to prices of bitcoin and energy; (5) our cash flows; (6) our operating performance; (7) our financing activities; (8) our ability to compete effectively; (9) bitcoin price volatility (10) our tax status; (11) national, international and local economic and business conditions that could affect our business; (12) industry developments affecting our business, financial condition and results of operations; and (13) governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

In this report, all references to "Graystone," "we," "us," "our," or "the Company" mean Spartan Bitcoin Mining and its consolidated entities.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

Overview

The Company engages in "Bitcoin Mining" – i.e. the process by which Bitcoins are created resulting in new blocks being added to the blockchain and new Bitcoins being issued to the miners. Miners engage in a set of prescribed complex mathematical calculations in order to add a block to the blockchain and thereby confirm cryptocurrency transactions included in that block's data. Miners that are successful in adding a block to the blockchain are automatically awarded a fixed number of Bitcoins for their effort. The Company intends to purchase and maintain ASIC (application-specific integrated circuit) computers - computers are specifically designed for cryptocurrency mining - that will be used for Bitcoin Mining. We plan to place this Bitcoin Mining equipment with 3rd party datacenters or farms (often referred as a "Co-Location") that will power and operate our Bitcoin Mining equipment for a fee. We plan to generate revenues through receiving Bitcoin from our Bitcoin Mining equipment. We have not generated any revenues to date or acquired any Bitcoin Mining equipment.

Organizational History

Spartan Bitcoin Mining was incorporated in the State of Wyoming on September 9, 2022. The Company is domiciled in the state of Wyoming, where it maintains its corporate headquarters in Cheyenne , WY.

Principal Products and Services

Bitcoin Mining Business (via Graystone Mining, Inc.)

The Company main business is operating is Bitcoin Mining. The Company earns revenues from Bitcoin Mining by providing transaction verification services within the digital currency network of Bitcoin. The Company satisfies its performance obligation at the point in time that the Company is awarded a unit of Bitcoin through its participation in the Bitcoin's network and network participants benefit from the Company's verification service. In consideration for these services, the Company receives Bitcoin, which is recorded as revenue using the closing U.S. Dollar price of the Bitcoin on the date of receipt. The Company only mines Bitcoin. We have not generated any revenues to date or acquired any Bitcoin Mining equipment.

Bitcoin Mining Explained

A Bitcoin is one type of an intangible digital asset that is issued by, and transmitted through, an open source, math-based protocol platform using cryptographic security (the "Bitcoin Network"). The Bitcoin Network is an online, peer-to-peer user network that hosts the public transaction ledger, known as the "blockchain," and the source code that comprises the basis for the cryptography and math-based protocols governing the Bitcoin Network. No single entity owns or operates the Bitcoin Network, the infrastructure of which is collectively maintained by a decentralized user base. Bitcoins can be used to pay for goods and services or can be converted to fiat currencies, such as the U.S. Dollar, at rates determined on Bitcoin exchanges or in individual end-user-to-end-user transactions under a barter system.

Bitcoins are "stored" or reflected on the blockchain. The blockchain records the transaction history of all Bitcoins in existence and, through the transparent reporting of transactions, allows the cryptocurrency network to verify the association of each Bitcoin with the digital wallet that owns them. The network and software programs can interpret the blockchain to determine the exact balance, if any, of any digital wallet listed in the blockchain as having taken part in a transaction on the cryptocurrency network.

Mining is the process by which Bitcoins are created resulting in new blocks being added to the blockchain and new Bitcoins being issued to the miners. Miners engage in a set of prescribed complex mathematical calculations in order to add a block to the blockchain and thereby confirm cryptocurrency transactions included in that block's data. Miners that are successful in adding a block to the blockchain are automatically awarded a fixed number of Bitcoins for their effort. To begin mining, a user can download and run the network mining software, which turns the user's computer into a node on the network that validates blocks.

All Bitcoin transactions are recorded in blocks added to the blockchain. Each block contains the details of some or all of the most recent transactions that are not memorialized in prior blocks, a reference to the most recent prior block, and a record of the award of Bitcoins to the miner who added the new block. Each unique block can only be solved and added to the blockchain by one miner; therefore, all individual miners and mining pools on the cryptocurrency network are engaged in a competitive process and are incentivized to increase their computing power to improve their likelihood of solving for new blocks.

The method for creating new Bitcoins is mathematically controlled in a manner so that the supply of Bitcoins grows at a limited rate pursuant to a pre-set schedule. Mining economics have also been much more pressured by the "Difficulty Rate" – a computation used by miners to determine the amount of computing power required to mine Bitcoin. The Difficulty Rate is directly influenced by the total size of the entire Bitcoin network. The Bitcoin network has grown 12-fold in the past year, resulting in a 12-fold increase in difficulty. Meanwhile, demand from miners also drove up hardware and power prices, the largest costs of production. This deliberately controlled rate of Bitcoin creation means that the number of Bitcoins in existence will never exceed 21 million and that Bitcoins cannot be devalued through excessive production unless the Bitcoin Network's source code (and the underlying protocol for Bitcoin issuance) is altered.

Mining pools have developed in which multiple miners act cohesively and combine their processing power to solve blocks. When a pool solves a new block, the participating mining pool members split the resulting reward based on the processing power they each contributed to solve for such block. The mining pool operator provides a service that coordinates the workers. Fees are paid to the mining pool operator to cover the costs of maintaining the pool. The pool uses software that coordinates the pool members' hashing power, identifies new block rewards, records how much work all the participants are doing, and assigns block rewards in-proportion to the participants' efforts. While pool fees are not paid directly, pool fees (approximately 2% to 5%) are deducted from amounts we may otherwise earn. Participation in such pools is anticipated to be essential for our mining business.

Results of Operations

As of September 30, 2022, we have cash balance of $0. Our cash balance is not sufficient to fund our limited level of operations for any substantive period of time. We have been utilizing, and may continue to utilize, funds from the sale of Company stock and loans payable.

In order to implement our plan of operations for the next twelve-month period, we require a minimum of $1,000,000 of funding. We plan to obtain this funding from the sale of Shares of our Common Stock or through debt financing.

During the Fiscal Year ended September 30, 2022, a total of 540,000 Shares of Common Stock and 1,000,000 Shares of Series A Preferred Stock were sold for a total of $10,034.

Fiscal Year Ended September 30, 2022

Revenue: The Company did not generate any revenue for the Fiscal Year ended September 30, 2022.

Cost Of Goods Sold: The Company did not have any cost of goods sold for the Fiscal Year ended September 30, 2022.

Operating Expenses: Operating expenses for the Fiscal Year ended September 30, 2022, were $10,034. These expenses comprised of general and administrative expenses.

Net Loss: Net loss for the Fiscal Year ended September 30, 2022, was $10,034. The net loss was the result of general and administrative expenses.

Liquidity and Capital Resources

We had cash of $0 at September 30, 2022. Our capital needs have primarily been met by the sale of our stock to our founders. We will have additional capital requirements during 2022-2023. We do not expect to be able to satisfy our cash requirements in the near term as we have no current revenue stream. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Share-Based Compensation

ASC 718, "*Compensation – Stock Compensation*", prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, "*Equity – Based Payments to Non-Employees.*" Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans for the Fiscal Year ended September 30, 2022.

Going Concern

Our ability to continue as a going concern depends upon our ability to successfully accomplish the plans embodied in our business model and eventually secure other sources of financing and attain profitable operations. To date, we have had no revenue and significant losses. Accordingly, we have depended on sale of Web Global Holdings Shares to fund our operations and there is a risk that we may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations. As such, there is substantial doubt regarding our ability to continue as a going concern for a period of one year from the date our condensed consolidated financial statements are issued. The accompanying condensed consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

USE OF PROCEEDS	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Target Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	4%	$400	4%	$200,000
Bitcoin Mining Equipment	80%	$8,000	66%	$3,300,000
General & Administrative	16%	$1,600	26%	$1,300,000
Salary	0%	$0	4%	$200,000
Total	**100%**	**$10,000**	**100%**	**$5,000,000**

*The Issuer will pay Mundial Financial Group, LLC a fee of four percent (4%) of the amount raised through the offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.



EXHIBIT A: FINANCIALS - UNAUDITED

Spartan Bitcoin Mining

UNAUDITED Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	0.00
Synovus	11,472.71
Total Bank Accounts	**$11,472.71**
Total Current Assets	**$11,472.71**
TOTAL ASSETS	**$11,472.71**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Long-term loans from shareholders	31,034.00
Total Long-Term Liabilities	**$31,034.00**
Total Liabilities	**$31,034.00**
Equity	
Retained Earnings	
Net Income	-19,561.29
Total Equity	**$ -19,561.29**
TOTAL LIABILITIES AND EQUITY	**$11,472.71**

EXHIBIT A: FINANCIALS - AUDITED

Independent Auditor's Report

Board of Directors and Stockholders
Spartan Bitcoin Mining

Opinion

We have audited the accompanying financial statements of Spartan Bitcoin Mining (the "Company"), which comprise of the balance sheet as of September 30, 2022, and the related statements of operations, changes in stockholders' deficit, and cash flows for the period from September 9, 2022 through September 30, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from September 9, 2022 through September 30, 2022 in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("U.S. GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company for the period from September 9, 2022 through September 30, 2022 the Company incurred net losses of approximately $6,600. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with U.S. GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Assurance Dimensions
Tampa, Florida
October 10, 2022


Spartan Bitcoin Mining
Balance Sheet


	September 30, 2022
ASSETS	
Current Assets	
Cash and cash equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND STOCKHOLDERS' DEFICIT	
Current Liabilities	-
Total Current Liabilities	-
TOTAL LIABILITIES	-
Stockholders' Deficit	
Preferred stock: 100,000,000 shares authorized; $0.0001 par value	
Series A preferred stock, 1,000,000 shares designated, $0.0001 par value: 1,000,000 shares issued and outstanding	100
Common stock, $.0001 par value; 100,000,000 shares authorized, 550,000 shares issued and outstanding	55
Additional paid in capital	6,479
Accumulated deficit	(6,634)
Total Stockholders' Deficit	-
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ -


The accompanying notes are an integral part of this financial statement.


Spartan Bitcoin Mining
Statement of Operations

	September 9, 2022 (inception) to September 30, 2022
Operating Expenses	
General and administrative	$ 6,534
Total operating expenses	6,534
Net loss	$ (6,354)
Net loss per common share, Basic and Diluted	$ (0.01)
Weighted average number of Common Stock outstanding, Basic and Diluted	550,000

The accompanying notes are an integral part of this financial statement.

Spartan Bitcoin Mining
Statement of Stockholders' Deficit

	Common Stock		Series A Preferred Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholder' Deficit
	Number of Shares	Amount	Number of Shares	Amount			
Balance – September 9, 2022 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -
Stock issued to founders	550,000	$ 55	1,000,000	100	6,479	-	6,634
Net loss	-		-	-	-	(6,634)	(6,634)
Balance – September 30, 2022	550,000	$ 55	1,000,000	$ 100	$ 6,479	$ (6,634)	$ -

The accompanying notes are an integral part of this financial statement.

Spartan Bitcoin Mining
Statement of Cash Flows

	September 9, 2022 (Inception) to September 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (6,634)
Net Cash Used in Operating Activities	(6,634)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stock issued to founders	6,634
Net Cash Provided By Financing Activities	6,634
Net increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -
Supplemental cash flow information	
Cash paid for interest	$ -
Cash paid for taxes	$ -

The accompanying notes are an integral part of this financial statement.

Spartan Bitcoin Mining
Notes to the Financial Statements
September 30, 2022

NOTE 1. ORGANIZATION AND BUSINESS

Organization and Operations

Spartan Bitcoin Mining, ("Spartan", the "Company") is a Wyoming corporation incorporated on September 9, 2022. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America, and the Company's fiscal year end is September 30.

The Company is engaged in "Bitcoin Mining" – i.e. the process by which Bitcoins are created, resulting in new blocks being added to the blockchain and new Bitcoins being issued to the miners. Miners engage in a set of prescribed complex mathematical calculations to add a block to the blockchain and thereby confirm cryptocurrency transactions included in that block's data. Miners that are successful in adding a block to the blockchain are automatically awarded a fixed number of Bitcoins for their effort.

The Company has purchased and maintains ASIC (application-specific integrated circuit) computers - computers that are specifically designed for Bitcoin Mining. We place the Bitcoin Mining equipment with third-party datacenters or farms in the State of Kentucky (often referred as a "Co-Location") that power and operate our Bitcoin Mining equipment for a fee. We generate revenues through receiving Bitcoin from our Bitcoin Mining equipment, by contributing computing power to a mining pool and share the block rewards based on the computing power supplied to the mining pool.

The company's mining operations has not generated Bitcoin since it commenced. As of September 30, 2022, the Company has not generated any revenue from its bitcoin mining operation or acquired any bitcoin mining machines for its operations.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

General principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The fiscal year end is September 30.

Related Party Transactions

Transactions between related parties are considered to be related party transactions even though they may not be given accounting recognition. FASB ASC 850, Related Party Disclosures ("FASB ASC 850") requires that transactions with related parties that would make a difference in decision making shall be disclosed so that users of the financial statements can evaluate their significance. Related party transactions typically occur within the context of the following relationships:

- Affiliates of the entity;
- Entities for which investments in their equity securities is typically accounted for under the equity method by the investing entity;
- Trusts for the benefit of employees;
- Principal owners of the entity and members of their immediate families;
- Management of the entity and members of their immediate families.

that can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Consolidation Policy

These consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Blockchain Energy. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

- Step 1: Identify the contract with the customer;
- Step 2: Identify the performance obligations in the contract;
- Step 3: Determine the transaction price;
- Step 4: Allocate the transaction price to the performance obligations in the contract; and
- Step 5: Recognize revenue when the Company satisfies a performance obligation.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606's definition of a "distinct" good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

- Variable consideration
- Constraining estimates of variable consideration
- The existence of a significant financing component in the contract
- Noncash consideration

- Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

As the Company expects to enter into digital asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company's enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are immaterial and are recorded as a deduction from revenue), for successfully adding a block to the blockchain. The terms of the agreement provide that neither party can dispute settlement terms after thirty-five days following settlement. The Company's fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power to solve complex cryptographic algorithms in support of the Bitcoin blockchain (in a process known as "solving a block") is an output of the Company's ordinary activities. The provision of providing such computing power is the only performance obligation in the Company's contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the market rate of the related cryptocurrency at the time of receipt.

Bitcoin

Our bitcoin holdings are included in current assets in the accompanying consolidated balance sheets. The classification of the bitcoin holdings as a current asset has been made after the Company's consideration of the significant consistent daily trading volume on readily available exchanges, there are no limitations or restrictions on Company's ability to sell Bitcoin and the pattern of actual sales of Bitcoin by the Company. Bitcoin purchased are recorded at cost and bitcoin awarded to the Company through its mining activities are accounted for in connection with the Company's revenue recognition policy disclosed below.

Our bitcoin held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the bitcoin at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of bitcoin by the Company are included within investing activities in the accompanying consolidated statements of cash flows, while bitcoin awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of bitcoin are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

Advertising and marketing expenses

Advertising and marketing expenses are charged to the statement of operations and comprehensive income, as incurred.

Income taxes

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes". This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, "Income Taxes". Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accordingly, the Company would report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company elects to recognize any interest and penalties, if any, related to unrecognized tax benefits in tax expense.

Share-Based Expense

ASC 718, "Compensation – Stock Compensation," prescribes accounting and reporting standards for all share-based payment transactions in which employee and non-employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Share-based expense totaled $0 for the period ending September 30, 2022.

Earnings per Share

The Company computes basic and diluted earnings per share amounts in accordance with ASC Topic 260, "Earnings per Share." Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the

Company. As September 30, 2022, there are no convertible shares that were dilutive instruments and are not included in the calculation of diluted loss per share as their effect would be antidilutive.

Fair value measurements

Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy is established to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

The hierarchy is summarized in the three broad levels listed below:

Level 1   quoted prices in active markets for identical assets and liabilities
Level 2   other significant observable inputs (including quoted prices for similar assets and liabilities, interest rates, credit risk, etc.)
Level 3   significant unobservable inputs (including the Company's own assumptions in determining the fair value of assets and liabilities).

The Company's financial instruments consist primarily of cash and due to related parties. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

There were no transfers between the levels of the fair value hierarchy during the period ended September 30, 2022.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies relating to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of the contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements.

Recently Issued Accounting Standards

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. The ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2018.

In January 2017, the FASB issued ASU No. 217-04, Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment. The amendments simplify the subsequent measurement of goodwill and eliminate the two-step goodwill impairment test. The Company will perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the reporting unit's carrying amount exceeds its fair value. If fair value exceeds the carrying amount, no impairment should be recorded. Any loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Impairment losses on goodwill cannot be reversed once recognized. The ASU is effective prospectively for fiscal years and interim periods within those years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not anticipate any material impact on the condensed consolidated financial statements.

Management has considered all recent accounting pronouncements issued. The Company's management believes that recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As of September 30, 2022, the Company has a loss from operations, an accumulated deficit, no revenue, and a working capital deficiency. The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditures, working capital and other cash requirements for the period ending September 30, 2022.

Management intends to raise additional funds through public or private placement offerings. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4. STOCKHOLDERS' DEFICIT

General

We have authorized capital stock consisting of 100,000,000 shares of common stock, $0.0001 par value per share ("Common Stock") and 100,000,000 shares of preferred stock, $0.0001 par value per share ("Preferred Stock"). As of the date of this filing, we have 550,000 shares of Common Stock, 1,000,000 shares of Series A Preferred Stock issued and outstanding.

Common Stock

The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as the board from time to time may determine. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. There is no cumulative voting of the election of directors then standing for election. The Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors.

During the period ended September 30, 2022, there were issuances 550,000 shares of common stock to our founders for cash.

As of September 30, 2022, 550,000 shares of common stock were issued and outstanding.

Preferred Stock

Series A Preferred Stock

The Company designated 1,000,000 shares of Series A Convertible Preferred Stock with a par value of $0.0001 per share.

Initially, there will be no dividends due or payable on the Series A Preferred Stock. Any future terms with respect to dividends shall be determined by the Board consistent with the Corporation's Certificate of Incorporation. Any and all such future terms concerning dividends shall be reflected in an amendment to this Certificate.

The Series A Preferred Stock shall, in respect of dividends and distributions upon a Liquidation Event, rank on a parity with (a) the Common Stock, and (b) any class of Capital Stock or series of Preferred Stock hereafter created that expressly provides that it ranks on a parity with the Series A Preferred Stock as to dividends and distributions upon a Liquidation Event ("Parity Stock"); provided, however, that any such Parity Stock, other than the Common Stock, that was not approved in writing by the majority of the Holders shall be deemed to be Junior Stock and not Parity Stock ("Junior Stock"). The Series A Preferred Stock shall, in respect of dividends and distributions upon a Liquidation Event, rank junior to each class of Capital Stock or series of Preferred Stock hereafter created that has been approved in writing by the majority of the Holders and that expressly provides that it ranks senior to the Series A Preferred Stock as to dividends or distributions upon Liquidation Event ("Senior Stock").

The Series A Preferred shall have the following liquidation preferences over any other class of stock:

In the event of a Liquidation Event, the Holders of the Series A Preferred Stock shall have the same rights as holders of Common Stock. Collectively, the holders of the then outstanding shares of Common Stock and the holders of the then outstanding shares of Series A Preferred Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to such stockholders. The distribution shall be ratable, in proportion to the number of shares of the Common Stock and/or Series A Preferred Stock held by them.

Each holder of outstanding shares of Series A Preferred Stock shall be entitled to the number of votes equal to two thousand five hundred (2,500) Common Shares. Except as provided by law, or by the provisions establishing any other series of Preferred Stock, holders of Series A Preferred Stock and of any other outstanding series of Preferred Stock shall vote together with the holders of Common Stock as a single class.

Voting rights: Each holder of outstanding shares of Series A Preferred Stock shall be entitled to the number of votes equal to equal to two thousand five hundred (2,500) Common Shares. Except as provided by law, or by the provisions establishing any other series of Preferred Stock, holders of Series A Preferred Stock and of any other outstanding series of Preferred Stock shall vote together with the holders of Common Stock as a single class.

The Series A Preferred Stock is not convertible and is non-redeemable.

During the period ended September 30, 2022, there were the Company issued 1,000,000 shares of Series A Preferred Stock.

As of September 30, 2022, 1,000,000 shares of Series A Preferred Stock were issued and outstanding, respectively.

NOTE 5. PROVISION FOR INCOME TAXES

The Company provides for income taxes under ASC 740, *"Income Taxes."* Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates in effect when these differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 21% to the net loss before provision for income taxes for the following reasons:

Net deferred tax assets consist of the following components as of:

September 30,
2022

NOL carry forward	$	(6,534)
Valuation allowance		6,534
Net deferred tax asset	$	-

Utilization of the NOL carry forwards, which expire 20 years from when incurred, of approximately $6,534 for September 30, 2022 for federal income tax reporting purposes, may be subject to an annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). These ownership changes may limit the amount of the NOL carry forwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an "ownership change" as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders.

NOTE 6. RELATED PARTY CONSIDERATIONS

On September 9, 2022, the Company issued 1,000,000 shares of Series A Preferred Stock and 550,000 shares of Common Stock to our founders (Greg and Buffy Tucker) in exchange for $6,534.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated events occurring between the end of the fiscal year, September 30, 2022 to the date when the financial statements were issued:

None

EXHIBIT B: SUBSCRIPTION PROCESS

SUBSCRIPTION AGREEMENT
for
Common Shares of Spartan Bitcoin Mining

The undersigned subscribing investor (the "Investor") hereby agrees as follows:

1.   Subscription for the Common Stock. Spartan Bitcoin Mining, a Wyoming corporation (the "Company"), is offering shares of Common Stock of the Company (collectively, the "Common Shares" and each, a "Common Share") to certain investors in a Regulation Crowdfunding offering (the "Offering"). Investor hereby subscribes for and agrees to purchase Common Stock of the Company, in the aggregate amount (the "Total Purchase Price") set forth opposite the Investor's name on the signature page of this agreement (this "Subscription Agreement"). The Investor acknowledges and understands that the net proceeds to the Company from the sale of the Common Shares will be used as set forth in those certain offering materials (as supplemented or amended from time to time) (the "Offering Materials") available to the Investor on the company offering profile at: **https://investinspartan.com.** Investor acknowledges that as a condition to Investor's subscription being accepted, Investor must become a party to the Stockholders Agreement by signing the Joinder found after the signature page to this Agreement.

2.   Risk. The Investor understands that investment in the Common Shares involves a high degree of risk and is suitable only for qualified investors. The Investor further understands that the Common Shares are being offered in reliance upon an exemption from registration provided by the federal Securities Act of 1933, as amended (the "Securities Act"), as set forth in Section 4(a)(6) and Section 4A thereof and in the rules of Regulation Crowdfunding promulgated thereunder.

3.   Certain Acknowledgments and Agreements of Investor. The Investor undertakes to notify the Company immediately of any change in any representation, warranty or other information relating to the Investor which takes place prior to or at the time of the acceptance of this subscription. Investor understands and acknowledges that:

(a)   The subscription for the Common Shares contained herein may be accepted or rejected, in whole or in part, by the Company in its sole and absolute discretion.

(b)   The Investor's investment in the Common Shares, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of this transaction, does not exceed: (a) the greater of $2,200 or 5% of the lesser of the Investor's annual income or net worth if either the Investor's annual income or net worth is less than $107,000; or (ii) 10% of the lesser of the Investor's annual income or net worth, not to exceed an amount of $107,000, if both the Investor's annual income and net worth are equal to or more than $107,000.

(c)   There are restrictions on the Investor's ability to cancel his, her or its investment commitment in the Common Shares and obtain a return of his, her or its investment. The Investor may cancel his, her or its investment commitment in the Common Shares for any reason up to forty-eight (48) hours after the Company's acceptance of this Stock Purchase Agreement by its execution of the signature page hereto. If the Investor has not canceled his, her or its investment commitment in the Common Shares prior to such deadline, the Investor's purchase of the Common Shares shall be irrevocable by the Investor, and the investment will be documented through the receipt of an executed copy of this Stock Purchase Agreement, which will also be recorded and maintained on the books of the Company.

(d)   No federal authority of the United States or state authority of any state of the United States has made any finding or determination as to the fairness of an investment in the Company and no such authority has recommended or endorsed or will recommend or endorse the offering of the Common Shares by the Company.

(e)   The Investor understands that nothing in the Company's the offering materials or any other materials presented to the undersigned in connection with the Offering constitutes legal, tax, or investment advice. The Investor has consulted such legal, tax, and investment advisors, as he, she or it, in his, her or its sole discretion, has deemed necessary or appropriate in connection with the Offering.

(f)   Investor represents and warrants to the Company that none of the following information has ever been represented, guaranteed, or warranted to Investor, expressly or by implication, by any broker, the Company, its directors, officers, agents or employees of the foregoing, or by any other person:

(i)   The appropriate or exact length of time that Investor will be required to hold the Common Shares;

(ii)   The percentage of profit and/or amount or type of consideration, profit, or loss to be realized, if any, as a result of an investment in the Common Shares; or

(iii)   That the past performance or experience of the Company, its directors, officers, or associates, agents, affiliates, or employees of the Company or any other person, or the lack of such experience, will in any way indicate or predict economic results in connection with the purchase of the Common Shares.

(g)   INVESTOR HAS RECEIVED, READ CAREFULLY AND UNDERSTANDS THIS AGREEMENT AND ALL OF ITS EXHIBITS AND HAS HAD AN ADEQUATE OPPORTUNITY TO CONSULT INVESTOR'S OWN ATTORNEY, ACCOUNTANT, OR INVESTMENT ADVISOR WITH RESPECT TO THE INVESTMENT CONTEMPLATED HEREBY AND ITS SUITABILITY FOR INVESTOR.

(h)   The Company has made and will make available to Investor and Investor's representative, if any, prior to the purchase of the Common Shares, the opportunity to ask questions of and receive answers from representatives of the Company concerning the financial data and business of the Company, to the extent that such parties possess such information or can acquire it without unreasonable effort or expense, and all such questions, if asked, have been answered satisfactorily and all such documents, if examined, have been found to be fully satisfactory. The Investor is satisfied that it has received adequate information concerning all matters which the Investor considers material to Investor's decision to purchase the Common Shares.

(i)   Investor understands and acknowledges that (i) Investor must bear the economic risk of an investment in the Common Shares for an indefinite period of time; (ii) the Common Shares has not been registered under the Securities Act or any state securities laws and are being offered and sold in reliance upon exemptions provided in the Securities Act and state securities laws for transactions not involving any public offering and, therefore, the Common Shares may not be resold or transferred unless they are subsequently registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available; and (iii) Investor is purchasing the Common Shares, and any purchase of the Common Shares will be, for investment purposes only for Investor's account and not with any view toward a distribution thereof.

(j)   Investor is aware and acknowledges that: (i) an investment in the Common Shares is speculative and involves a risk of loss of the entire investment and no assurance can be given of any income from such investment; (ii) the Company has not made and cannot make any representation or warranty as to the future operations or financial condition of the Company; (iii) any estimates of future operating results or financial forecasts of any kind with respect to the Company which may be contained in any documents or information furnished to the Investor may not be realized; (iv) that such estimates or forecasts are based on assumptions which may or may not occur; (v) that no assurances can be given that the actual results of Company operations or the financial condition of the Company will conform to such estimates or forecasts and that therefore the Investor should not rely thereon; (vi) that there is no assurance that the Company's operations will be profitable or will produce a positive cash flow; and (vi) there is no public market for, and there are substantial restrictions on the transferability of, the Common Shares and it may not be possible for Investor to liquidate the investment readily in case of an emergency.

(k)   Investor has adequate means of providing for all current and foreseeable needs and personal contingencies and has no need for liquidity in this investment.

(l)   Investor maintains a domicile or business at the address shown on the signature page of this Subscription Agreement, at which address Investor has subscribed for the Common Shares.

The foregoing representation and warranties are true and accurate as of the date hereof, shall be true and accurate as of the date of the delivery of the funds to the Company and shall survive such delivery.

4.   Indemnification. Investor recognizes that the sale of the Common Shares to Investor is being made in reliance upon Investor's representations, warranties and acknowledgements set forth in this Agreement; and Investor hereby agrees to indemnify the Company, its directors, officers, and their Affiliates (as hereinafter defined) and the respective stockholders, partners, members, officers, directors, employees, agents and Affiliates of any of them, and their legal and financial advisors (each, an "Indemnitee") for, and to hold each of them harmless against, all liabilities, costs or expenses (including reasonable attorneys' fees) arising as a result of the sale or distribution of the Common Shares by Investor in violation of the Securities Act or any other applicable law. For purposes of this Section 4, "Affiliate" with respect to any individual or entity

("Person") shall mean (a) any Person directly or indirectly controlling, controlled by or under common control with such Person; or (b) any Person directly or indirectly owning or controlling 10% or more of the equity Common Shares in such Person. For purposes of this definition, "control" means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. In addition, Investor agrees to indemnify the Indemnitees for, and to hold such Persons harmless from and against, any and all loss, damage, liability or expense, including costs and reasonable attorneys' fees, to which they may be put or which they may incur by reason of or in connection with any misrepresentation made by the Investor with respect to the matters about which representations and warranties are required by the terms of this Subscription Agreement, or any breach of any such representations and warranties or any failure to fulfill any covenants or agreements set forth herein.

5.   Legends. Investor acknowledges and agrees that the Common Shares will bear substantially the following legends, and/or such other legends as the Company's legal counsel determines are necessary:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   Entire Agreement. This Subscription Agreement, including all exhibits and schedules hereto, sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges with and supersedes all prior discussions, agreements and understandings of any and every nature among them.

7.   Severability. In the event that any provision of this Subscription Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Subscription Agreement shall not be affected except to the extent necessary to delete such illegal, invalid, or unenforceable provision unless the provision held invalid shall substantially impair the benefits of the remaining portion of this Subscription Agreement.

8.   Headings. The headings preceding the text of the sections hereof are inserted solely for convenience of reference, and shall not constitute a part of this Subscription Agreement, nor shall they affect its meanings, construction, or effect.

9.   Counterparts. This Subscription Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

10.   <u>Governing Law</u>. This Subscription Agreement shall be enforced, governed, and construed in all respects in accordance with the laws of the State of Connecticut.

11.   <u>Miscellaneous</u>. This Subscription Agreement (a) shall be binding upon the Investor and the heirs, personal representatives, successors, and assigns of Investor (provided that this Agreement and the rights and obligations of Investor hereunder are not transferable or assignable by Investor); and (b) shall survive the issuance of the Common Shares by the Company.

[Signature Page Follows]

The undersigned Investor has executed this Subscription Agreement for the amount stated below.

Subscription Amount:

Shares subscribed for:
Price per share: $1.00
Total subscription price:

_____

Name:

Date: _____

Address:

_____

_____

_____

ACCEPTANCE

Spartan Bitcoin Mining hereby acknowledges receipt of $_____ from _____ as such subscriber's subscription pursuant to the terms of the Subscription Agreement for shares of Common Shares of Spartan Bitcoin Mining, and hereby accepts the subscription.

Date: _____   SPARTAN BITCOIN MINING

                                       By:_____
                                       Greg Tucker
                                       Its President

EXHIBIT C: BYLAWS

BYLAWS OF <u>Spartan Bitcoin Mining</u>

ARTICLE I
(Offices)

Section 1.1. Principal Office. The principal office of the corporation shall be located at such place as the board shall designate. The corporation may have such other offices and places of business, either within or outside of Wyoming, as the board may designate or as the affairs of the corporation may require.

Section 1.2. Registered Office. The registered office required by the Wyoming Corporation Code may, but need not, be identical with the principal office if in Wyoming, and the address of the registered office may be changed from time to time by the board. The board shall also appoint and maintain a registered agent, or agents if necessary.

ARTICLE II
(Shareholders)

Section 2.1. Annual Meeting. Unless otherwise designated by the board, the annual meeting of shareholders shall be held during the month of April, at a time and date fixed by the board, or at such other time as may be determined by the board, for the purpose of electing directors and for the transaction of such other business as may lawfully and properly come before the meeting. If the election of directors shall not be held at the annual meeting, or at any adjournment thereof, the board shall cause the election to be held at a special meeting as soon thereafter as convenient.

Section 2.2. Special Meetings. Special meetings may be called as set forth in the Wyoming Corporation Code.

Section 2.3. Place of Meeting. The board may designate any place, either in or outside of Wyoming, as the place for any annual meeting or any special meeting called by the board. If no designation is made, or if a special meeting shall be called otherwise than by the board, the place of the meeting shall be the registered office.

Section 2.4. Notice of Meeting; Waiver. Written notice or waiver thereof shall be made in accordance with the Wyoming Corporation Code.

Section 2.5. Conduct of Meeting. The president shall call meetings to order and act as chairman. In the absence of the president, any shareholder entitled to vote at that meeting, or any proxy of such shareholder, may call the meeting to order and a chairman shall be elected by a majority of the shareholders entitled to vote at that meeting. Any person appointed by the chairman shall act as secretary of such meeting.

Section 2.6. Closing of Transfer Books or Fixing of Record Date. The Wyoming Corporation Code shall govern the closing of transfer books or the fixing of a record date for purposes of shareholders' meetings or for the purpose of determining shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose.

Section 2.7. Quorum. Unless otherwise provided by the articles, a majority of the outstanding shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting. If a quorum is not represented at a meeting, a majority of the shares present may adjourn the meeting without further notice for a period not to exceed 60 days at any one adjournment. At any adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of shareholders so that less than a quorum remains. If a quorum is present, the affirmative vote of a majority of the shares represented and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by law or the articles of incorporation.

Section 2.8. Proxies. At all meetings, a shareholder may vote by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the meeting before or at the time of the meeting. No proxy shall be valid after six (6) months from the date of its execution unless otherwise provided in the proxy.

Section 2.9. Informal Action by Shareholders. Any action required or allowed to be taken at a meeting may be taken without a meeting; provided, however, that a consent in writing setting forth the action so taken shall be signed by those shareholders entitled to vote who are sufficient to result in the passage of the matter under Wyoming law. This consent shall have the same force and effect as a vote of the shareholders and may be stated as such in any articles or document filed with the Secretary of State for the State of Wyoming under the Wyoming Corporation Code.

ARTICLE III
(Board of Directors)

Section 3.1. General Powers. The property, business and affairs of the corporation shall be managed by the board, except as otherwise provided in the Wyoming Corporation Code or the articles of incorporation. The board shall have all powers to act as set forth in the laws of Wyoming.

Section 3.2. Performance of Duties. A director shall perform his duties in good faith, including his duties as a member of any committee upon which he may serve, and in a manner reasonably believed to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. Each directors' actions shall be subject to the business judgment rule and each director shall be free from liability to the full extent provided by the Wyoming Corporation Code.

Section 3.3. Number, Tenure and Qualifications. The number of directors shall initially be set at the organizational meeting therefore, or unanimous consent in lieu thereof. The number of directors shall not exceed seven (7), nor be less than three (3), unless there are fewer than three (3) shareholders in number, in which event the number of directors may equal the number of shareholders. The directors shall be elected at each annual meeting of shareholders. Each director shall hold office until the next annual meeting of shareholders and thereafter until his successor shall have been elected and qualified. Directors shall be 18 years of age or older but need not be residents of Wyoming or shareholders. Directors shall be removable in the manner provided by the Wyoming Corporation Code.

Section 3.4. Resignation. Any director may resign at any time by giving notice (either oral or written) of his resignation to the board, the president or the secretary. The resignation shall take effect at the date of receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.5. Removal. Except as otherwise provided in the articles of incorporation or in these bylaws, any director may be removed, either with or without cause, at any time by the affirmative vote of the holders of a majority of the issued and outstanding shares of stock entitled to vote for the election of directors at a special meeting of the shareholders called and held for such purpose.

Section 3.6. Vacancies. Any vacancy occurring in the board may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum.

Section 3.7. Regular Meetings. A regular meeting of the board shall be held without other notice than this bylaw immediately after and at the same place as the annual meeting of shareholders. The board may provide by resolution the time and place, either within or outside of Wyoming, for the holding of additional regular meetings without other notice than such resolution.

Section 3.8. Notice. Notice of any special meeting shall be given at least 3 days previous thereto by written notice delivered personally or mailed to each director at his business address. Such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid.

Section 3.9. Quorum. A majority of the number of directors in office at the time of the meeting shall constitute a quorum for the transaction of business, but if less than such a majority is present, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 3.10. Manner of Acting. If a quorum is present, the affirmative vote of a majority present and entitled to vote on that particular matter shall be the act of the board, unless the vote of a greater number is required by law or the articles of incorporation.

Section 3.11. Compensation. By resolution of the board, any director may be reimbursed for all reasonable expenses incurred in attending any meeting and may be paid a fixed sum for attendance at such meeting, or receive a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 3.12. Committees. The board, by resolution adopted by a majority elected and qualified at the time of the resolution, may designate two or more directors to constitute an executive or any other committee, which shall have and may exercise all of the authority of the board or such lesser authority as may be set forth in said resolution. No such delegation of authority shall operate to relieve the board or any director from any responsibility imposed by law. The board shall at any time have the power to fill vacancies in, to change the size or constituent membership of and to discharge any committee in whole or in part. Each committee shall keep a written record of its acts and proceedings and shall submit this record to the board at each regular meeting thereof and at such other times as may be requested by the board. Failure to submit this record or of the board to approve any action set forth therein shall not invalidate any action taken by the committee to the extent the action was carried out prior to the time it was or should have been submitted to the board.

Section 3.13. Informal Action by Directors. Any action required or permitted to be taken at a meeting of directors, or at any meeting of any committee of directors, may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all directors entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the directors, and may be stated as such in any articles or documents filed with the Secretary of State for the State of Wyoming under the Wyoming Corporation Code.

Section 3.14. Meetings by Telephone. Members of the board or any committee may participate in a meeting by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other at the same time. Such participation shall constitute presence in person.

ARTICLE IV
(Officers and Agents)

Section 4.1. General. The officers shall initially be a president, a secretary and a treasurer, each of whom shall be elected by the board. The board may also appoint one or more vice presidents and such other officers, assistant treasurers, and assistant secretaries as may be necessary, each of whom shall be chosen in such manner and hold office for such terms and have such authority and duties as from time to time may be determined by the board, or which may otherwise be commensurate with their position. The salaries of all the officers shall be fixed by the board. One person may hold any two offices, except that no person may simultaneously hold the offices of president and secretary. The officers shall be 18 years of age or older. In all cases where the duties of any officer, agent or employee are not prescribed by the bylaws or by the board, such officer, agent or employee shall follow the orders and instructions of (a) the president, or if a chairman of the board has been elected, then (b) the chairman.

Section 4.2. Election and Term in Office. The officers shall be elected by the board annually at the first meeting held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until the first of the following occurs: until his successor shall have been duly elected and shall have qualified; until his death; until he shall resign; or until he shall have been removed in the manner hereinafter provided.

Section 4.3. Removal. Any officer, agent or employee may be removed by the board or by an executive committee, if any, whenever in its judgement the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contracts rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 4.4. Vacancies. A vacancy in any office, however occurring, may be filled by the board for the unexpired portion of the term.

Section 4.5. Bonds. If the board by resolution shall so require, any officer or agent of the corporation shall give bond to the corporation in such amount and with such surety as the board, may deem sufficient, conditioned upon the faithful performance of that officer's or agent's duties and offices.

ARTICLE V
(Stock)

Section 5.1. Certificates. The shares of stock shall be represented by consecutively numbered certificates signed in the name of the corporation by its president or a vice president and by the secretary or an assistant secretary, and shall be sealed with the seal of the corporation, if any. Certificates of stock shall be in such form consistent with law as shall be prescribed by the board. No certificate shall be issued until the shares represented thereby are fully paid. Once issued, shares shall be nonassessable.

Section 5.2. Record. A record shall be kept of the name of each person or other entity holding the stock represented by each certificate for shares of the corporation issued, the number of shares represented by each such certificate, the date of issuance and, in the case of cancellation, the date of cancellation. The person or other entity in whose name shares of stock stand on the books of the corporation shall be deemed the owner thereof, and thus the holder of record of such shares of stock for all purposes.

ARTICLE VI
(Indemnification of Officers and Directors)

The corporation has the power to indemnify current or former directors, officers, employees, and agents to the fullest extent provided in its Articles of Incorporation and by the Wyoming Corporation Code as amended and in effect on the date of the adoption of this article.

ARTICLE VII
(Instruments; Loans, Checks, Deposits; Proxies)

Section 7.1. Execution of Instruments. The president shall have the power to execute and deliver on behalf of and in the name of the corporation any instrument requiring the signature of an officer of the corporation, except as otherwise provided in the articles of incorporation or these bylaws or where the execution and delivery thereof shall be expressly delegated by the board to some other officer or agent of the corporation. Unless authorized to do so by these bylaws or by the board, no officer, agent or employee shall have any power or authority to bind the corporation in any way, to pledge its credit or to render it liable for any purpose or in any amount.

Section 7.2. Loans. The corporation may lend money to, guarantee the obligations of and otherwise assist directors, officers and employees of the corporation, or directors of another corporation of which the corporation owns a majority of the voting stock, only upon compliance with the requirements of the Wyoming Corporation Code. No loans shall be contracted for on behalf of the corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the board. Such authority may be general or confined to specific instances.

ARTICLE VIII
(Miscellaneous)

Section 8.1. Amendments. The board shall have the power to alter, amend or repeal the bylaws or adopt new bylaws of the corporation at any regular meeting of the board or at any special meeting called for that purpose, subject to repeal or change by action of the shareholders.

Section 8.2. Emergency Bylaws. Subject to repeal or change by action of the shareholders, the board may adopt emergency bylaws in accordance with and pursuant to the provisions of the Wyoming Corporation Code.

The above and foregoing constitute the true, correct and complete bylaws of Spartan Bitcoin Mining, a Wyoming corporation, as adopted by its directors on the date the articles were filed and accepted by the Secretary of State.

_____
Secretary

EXHIBIT D: ARTICLES OF INCORPORATION



Secretary of State

Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

<u>For Office Use Only</u>
WY Secretary of State
FILED: Sep 9 2022 11:34AM
Original ID: 2022-001158079

Profit Corporation
Articles of Incorporation

I. The name of the profit corporation is:
Spartan Bitcoin Mining

II. The name and physical address of the registered agent of the profit corporation is:
Cloud Peak Law, LLC
1095 Sugar View Dr Ste 500
Sheridan, WY 82801

III. The mailing address of the profit corporation is:
1309 Coffeen Avenue STE 6386
Sheridan, WY 82801

IV. The principal office address of the profit corporation is:
1309 Coffeen Avenue STE 6386
Sheridan, WY 82801

V. The number, par value, and class of shares the profit corporation will have the authority to issue are:
Number of Common Shares: 100,000,000   Common Par Value: $0.0001
Number of Preferred Shares: 100,000,000   Preferred Par Value: $0.0001

VI. The name and address of each incorporator is as follows:
Andrew Pierce
1095 Sugar View Dr STE 500, Sheridan, Wyoming, 82801

Signature: *Andrew Pierce*   Date: **09/09/2022**

Print Name: **Andrew Pierce**

Title: **Authorized Individual**

Email: **reports@cloudpeaklaw.com**

Daytime Phone #: **(307) 683-0983**



☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Andrew Pierce

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual   ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator, organizer, or partner. The following individual is signing on behalf of all Organizers, Incorporators, or Partners.

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *Andrew Pierce*   Date: 09/09/2022

Print Name: **Andrew Pierce**

Title: **Authorized Individual**

Email: **reports@cloudpeaklaw.com**

Daytime Phone #: **(307) 683-0983**



Wyoming
Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

Cloud Peak Law, LLC, whose registered office is located at **1095 Sugar View Dr Ste 500, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **Spartan Bitcoin Mining** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Andrew Pierce* Date: **09/09/2022**

Print Name: **Andrew Pierce**

Title: **Authorized Individual**

Email: **reports@cloudpeaklaw.com**

Daytime Phone #: **(307) 683-0983**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Spartan Bitcoin Mining

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **9th** day of **September, 2022** at **11:34 AM.**

Remainder intentionally left blank.



Filed Date: 09/09/2022

Edward A. Buchanan

Secretary of State

Filed Online By:

Andrew Pierce

on 09/09/2022

EXHIBIT E: FORWARD BUSINESS PLAN



SPARTAN BITCOIN MINING
A PROFIT-SHARING BTC MINING OPERATOR

BUSINESS PLAN
2022-2027

INDUSTRY ANALYSIS


Volume
Oct

WHAT IS BITCOIN?

- Bitcoin is the world's first successful decentralized cryptocurrency and payment system, launched in 2009 by a mysterious creator known only as Satoshi Nakamoto.

- Bitcoin is designed in such a way that users can exchange value with one another directly through a peer-to-peer network; a type of network where all users have equal power and are connected directly to each other without a central server or intermediary company acting in the middle (i.e bank).



HOW DOES BITCOIN WORK?

- Transactions are stored on computers distributed all over the world via a distributed ledger technology called <u>blockchain</u>. Nakamoto originally designed bitcoin as an alternative to traditional money, with the goal for it to eventually become a globally accepted legal tender so people could use it to purchase goods and services.

- Perhaps the easiest way to understand bitcoin is to think of it like the internet for money. The internet is purely digital, no single person owns or controls it, it's borderless (meaning anyone with electricity and a device can connect to it), it runs 24/7, and people who use it can easily share data between one another. Now imagine if there was an 'internet currency' where everyone who used the internet could help to secure it, issue it and pay each other directly with it without having to involve a bank. That's what bitcoin essentially is.



HOW ARE CRYPTO COINS CREATED?







In crypto mining, a computer solves complex numeric puzzles to verify blocks of cryptocurrency transactions and add them to the worldwide blockchain network.

If the miner is the first to solve this puzzle before all the other computers on the network, the miner is rewarded with a cryptocurrency coin, which then enters into the worldwide supply

In essence, miners are being offered a reward for doing the job of keeping the blockchain verified and secured, thus preventing fraud.

WHAT DOES DECENTRALIZED MEAN?

- The term "decentralized" is used often when discussing cryptocurrency, and simply means something that is widely distributed and has no single, centralized location or controlling authority. In the case of bitcoin, and indeed many other cryptocurrencies, the technology and infrastructure that govern the creation, supply, and security of it do not rely on centralized entities, like banks and governments, to manage it.





WHAT IS CRYPTO CURRENCY?

- The word "cryptocurrency" refers to a group of digital assets where transactions are secured and verified using cryptography – a scientific practice of encoding and decoding data. Those transactions are often stored on computers distributed all over the world via a distributed ledger technology called blockchain.



WHAT IS BLOCKCHAIN?

- Bitcoin runs on a peer-to-peer network where users — typically individuals or entities who want to exchange bitcoin with others on the network — do not require the help of intermediaries to execute and validate transactions. Users can choose to connect their computer directly to this network and download its public ledger in which all the historical bitcoin transactions are recorded.

- This public ledger uses a technology known as "blockchain," also referred to as "distributed ledger technology." Blockchain technology is what allows cryptocurrency transactions to be verified, stored and ordered in an immutable, transparent way. Immutability and transparency are vitally important credentials for a payment system that relies on zero trust.



WHAT IS BITCOIN MINING?

- Bitcoin mining is the process by which Bitcoin transactions are verified and recorded on the blockchain. Bitcoin miners use powerful computers to complete complex mathematical functions (called hashes). This method of transaction verification is known as proof of work, or PoW, because miners must demonstrate that they have completed the work of solving these complex math problems to earn the right to verify a new block of Bitcoin transactions.

- In addition to verifying transactions in a trusted, decentralized manner, Bitcoin mining also creates new Bitcoins to add to those already in circulation. Because of the extremely high processing power needed to solve these math problems, Bitcoin miners typically use specialized graphics processing units, or GPUs, and application-specific integrated circuits, or ASICs.

Since its introduction in 2009, the expectations of Bitcoin as "digital gold" and "anti-inflation" have been further strengthened, and Bitcoin prices have repeatedly hit new highs. However, there is no linear relationship between the rising Bitcoin prices and the mining revenues. "Bitcoin price increase does not lead to mining income increase." The number of Bitcoins that miners can dig is positively correlated with the ratio of "owned computing power/network computing power" on the revenue side. When the Bitcoin price rises, the network computing power increases in theory. However, due to the shortage of semiconductors over the past two years, mining machines have been hindered, leading to a slow network computer power increase. As such, the ratio of "owned computing power/the network computing power" did not decrease. The number of Bitcoins that the miners can dig did not fall, which is good news for the miners. On the cost side, the mining machine manufacturers decide their pricing based on the cost-pay-back period. When the Bitcoin price rises, the return period is shortened, the mining machine prices increase, and the cost of mining increases as well. As a result, there is downward pressure on the mining net income, detrimental to the miners. With the continuous decrease in the total number of minable Bitcoins, the difficulty of mining continues to increase. Mining institutions and mining machine manufacturers with large reserves of computing power early on are constantly growing their mining activities. The competition for computing power is becoming increasingly fierce, and the industry's barriers to entry are building up.

BTC: Hash Rate, BTC: Price, BTC: Difficulty



glassnode

United States Now Leading Bitcoin Mining



COMPANY PROFILE


Volume
Oct


Mining Cost
=
Mining Net Income
Mining Revenue
Number of Bitcoins Mined
×
Price / Bitcoin
Cost of Mining Machines
+
Cost of Electricity
+
Other Costs
Number of Bitcoins Rewards
×
Owned Computing Power
÷
Network Computing Power
Number of Machines
×
Electricity Units Consumed / Machine
×
Cost of Electricity / Unit
Number of Mining Machines
×
Computing Power / Machine

80% of the Mining Net Income goes to our shareholders as a monthly dividend. The remaining 20% in Bitcoin is placed into an account and held as Company assets.



STRATEGIC PLAN

5-Year Bitcoin Mining Equipment Acquisition Plan

Fiscal Year	Raised	Mining Units Acquired	Total Units Owned	Assumed Bitcoin Price
2022-2023	$5,000,000	700	700	$20,000
2023-2024	$5,000,000	470	1,170	$30,000
2024-2025	$5,000,000	375	1,545	$40,000
2025-2026	$5,000,000	300	1,845	$50,000
2026-2027	$5,000,000	275	2,120	$60,000





WHAT IS A MINING POOL?

- The word "cryptocurrency" refers to a group of digital assets where transactions are secured and verified using cryptography – a scientific practice of encoding and decoding data. Those transactions are often stored on computers distributed all over the world via a distributed ledger technology called blockchain.



WHAT IS CRYPTO CURRENCY?

- A mining pool is a joint group of cryptocurrency miners who combine their computational resources over a network to strengthen the probability of finding a block or otherwise successfully mining for cryptocurrency.


WE JOINED LUXOR MINING POOL
Pools Distribution
Pools by Countries
Payment Methods
Luxor (4.0%)
Foundry USA (24.2%)
SlushPool (5.1%)
ViaBTC (8.9%)
Binance Pool (10.0%)
AntPool (15.9%)
Poolin (10.3%)
F2Pool (15.1%)
Foundry USA
F2Pool
Binance Pool
SlushPool
BTC.com
EMCDPool
Others
Other
AntPool
Poolin
ViaBTC
Luxor
SBI Crypto
MARA Pool
KuCoinPool
Ultimus Pool

WE GET PAID ON A FULL PAY-PER-SHARE (FPPS) BASIS

This payment method is pretty straightforward. **We get paid for each valid share contributed.** Each share is worth a certain amount of BTC plus any expected transaction fees.

Share worth is calculated based on the probability of the number of shares needed for a pool to find a block. If the pool statistically needs to send 1000 valid shares to find one block or 6.25 BTC (at the moment of writing) then each share is worth 0.0125 BTC. As the network difficulty changes, the price for each share is changed too.

It is worth noting that **we will always get paid with the FPPS** payment method, no matter if the pool finds a block or not.

This removes the risk of not finding a block and provides a stable, predicable income stream.



FINANCIAL FORECAST

5 YEAR

FORECAST

Fiscal Year	Revenue	Expenses	Dividend	Shares Outstanding
2022-2023	$1,712,520	$1,325,600	$385,920	
2023-2024	$3,649,520	$2,263,800	$1,385,720	
2024-2025	$5,735,620	$2,966,700	$2,768,920	
2025-2026	$7,956,366	$7,058,336	$899,296	
2026-2027	$10,296,900	$7,995,040	$2,301,660	

FINANCIAL FORECAST DISCLAMER



*Our electricity agreements expire in 2025-2026 and will need to be renegotiated. We are assuming an increase in costs at renewal.



*Revenue related calculations. Please note that the Company believes that any revenue related calculations are accurate and based on factual information, there can be no assurance that the Company will be able to achieve all projections due to number of business-related factors, such as equipment pricing, mining equipment availability, bitcoin mining difficulty, bitcoin market pricing and other unforeseen issues in deploying its mining rigs. You can view update information on Bitcoin Mining by visiting https://minerstat.com/coin/BTC. Net profit calculations exclude income tax, depreciation and gain/loss on cryptocurrencies held.



*Notice Regarding Forward-Looking Statements. Actual results could differ from those projections due to numerous factors. These statements regarding beliefs, plans, expectations or intentions regarding the future are made as of the date of this presentation, and we assume no obligation to update them or to update the reasons why actual results could differ from those projected in the forward-looking statements of this document. Although we believe that any beliefs, plans, expectations and intentions mentioned are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate.